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Philadelphia, PA  19103-7098
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June 29, 2010

Via EDGAR Transmission

James O’Connor
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Delaware Pooled Trust
File Nos. 033-40991/811-06322

Dear Mr. O’Connor:

On behalf of the Delaware Pooled Trust (the “Registrant”), the following are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Registrant’s Post-Effective Amendment No. 67 (“PEA No. 67”) to its Registration Statement on Form N-1A that was filed on April 15, 2010 pursuant to Rule 485(a) under the Securities Act of 1933, as amended, to registers shares of a new series to be called The Delaware Macquarie Real Estate Portfolio (the “Portfolio”).  Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

1.           Comment: Add the Portfolio’s ticker symbol to the front covers of the prospectus and statement of additional information.

Response:  Once the Portfolio receives its ticker symbol, the requested change will be made.

2.           Comment:  Delete the introduction that proceeds the table of contents.

Response:  The requested change will be made.

3.           Comment:  In the summary section of the prospectus, delete the first and third paragraphs under “What are the Portfolio’s principal investment strategies?”

Response:  The Registrant will delete the first paragraph in this section.  The Registrant, however, respectfully declines to delete the third paragraph because it describes the methodology that the portfolio manager will use to buy securities for the Portfolio.

James O’Connor
June 29, 2010

4.           Comment:  In the summary section of the prospectus, revise the 80% policy as described under “What are the Portfolio’s principal investment strategies?” to clarify that it includes investments in REITS and REOCs.

Response:  The 80% policy will be revised as follows:

“The Portfolio seeks to achieve its investment objective by investing, under normal conditions, at least 80% of its net assets (including borrowings for investment purposes) in securities issued by U.S. companies that are principally engaged in the real estate industry (80% Policy), such as real estate investment trusts (REITs) and real estate industry operating companies (REOCs). For the purposes of the Portfolio, a company is considered to be principally engaged in the real estate industry if, in the opinion of portfolio manager, the company derives the majority of its revenue from real estate-related activities or has a majority of its assets invested in real estate. The Portfolio may invest in companies across all market capitalizations.”

5.           Comment:  Delete the reference to Delaware Management Business Trust under the “Investment Manager” heading of the summary section of the prospectus.

Response:  The requested change will be made.

6.           Comment:  Delete the second and fourth paragraphs under the “Purchase and redemption of Fund shares” heading of the summary section of the prospectus.

Response:  The Registrant believes that the disclosure explaining how certain investors may qualify for investment in the Fund even if they do not meet the minimums is material information that should be included in the summary section along with the stated investment minimums; however, the Registrant will remove certain information that may not be as material.  The revised section will read as follows:

“You may purchase or redeem shares of the Portfolio on any day that the New York Stock Exchange (NYSE) is open for business (a business day).  Shares may be purchased or redeemed: by regular mail (c/o Delaware Pooled Trust, Attn: Client Services, 2005 Market Street, Philadelphia, PA 19103-7094); by telephone to your Client Services Representative at 800 231-8002; or by wire.  Shares may be purchased or redeemed in-kind.

The minimum initial investment for the shareholder of record is $1 million in the aggregate across all Portfolios of the Delaware Pooled Trust.  There are no minimums for subsequent contributions in a Portfolio where the aggregate minimum initial investment for the Delaware Pooled Trust has been satisfied. The Portfolio reserves the right to reject any purchase order for any reason.

Certain types of shareholders may invest in the Portfolios without meeting the minimum initial investment of $1 million:  existing beneficial shareholders of the Portfolios whose shares will be, or were formerly, held through an omnibus account; shareholders that have institutional accounts managed by Delaware Investment Advisers, an affiliate of the Manager; and portfolio managers investing in Portfolios they manage. However, such smaller accounts may cause the Portfolio to incur additional transfer agency and other costs. In order to offset such costs, (1) the Manager may voluntarily agree to waive its management fee and reduce other expenses with respect to the Portfolio; or (2) Delaware Pooled Trust may assess an annual fee (currently set at $70) on shareholder accounts that fall below the $1 million minimum, for reasons other than market reductions in net asset value.

James O’Connor
June 29, 2010

The only type of defined contribution plan that is permitted to become a new investor in the Portfolio is a plan which represents: (i) that the decision to invest plan assets in or withdraw plan assets from a Portfolio will be made solely by a plan fiduciary, such as the plan's board, without direction from or consultation with any plan participant; and (ii) that the plan will make no more than three separate transactions during any given calendar quarter.”

7.           Comment:  Revise the last sentence of the first paragraph under the “Our investment strategies” section of the prospectus to clarify that REITs are treated as pass-through entities for tax purposes.

Response:  The sentence will be revised as follows:  “REITs generally pay no federal income tax on the income and gains they distribute to shareholders; however, REIT shareholders generally will have to pay taxes on the income and gains distributed by the REIT.”

8.           Comment:  Under “Additional Investment Information – Convertible securities,” state whether the Portfolio will invest in investment grade and/or below investment grade convertible bonds.

Response:  The requested change will be made.

9.           Comment:  Under the “Risk Factors” section of the Prospectus, the explanations of how the portfolio manager seeks to manage the risks are investment strategy disclosure that should be included in the section of the prospectus addressing investment strategies, not investment risks.

Response:  The Registrant respectfully disagrees.  The risks of investing in the Portfolio are a function of the Portfolio’s investment objective, investment strategies, and area of investment focus (e.g., REITs or small cap value).  Thus, the Portfolio’s risks are derivative of the objective, investment strategies, and area of investment focus.  Accordingly, the disclosure discussing how the Portfolio’s investment manager strives to mitigate the Portfolio’s risks does not represent an explanation of the Portfolio principal strategies, but rather how the investment manager seeks to address the risks inherent in the Portfolio.  The Registrant, therefore, respectfully declines to accept this comment.

10.           Comment:  Add a discussion of concentration risk to the summary section and “Risk Factors” section of the prospectus.

Response:  The Registrant believes that this risk is addressed under the “Industry and security risks” section of the prospectus and is summarized under the “What are the Portfolio’s principal risks?  Market risk” heading of the summary section of the prospectus.

*           *           *

The Registrant acknowledges that:  (i) it is responsible for the adequacy of the disclosure in the PEA No. 67; (ii) Staff comments on the PEA No. 67, or changes to the PEA No. 67 in response to Staff comments thereto, do not foreclose the Commission from taking any action with respect to the PEA No. 67; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

James O’Connor
June 29, 2010

In addition, the Registrant acknowledges that the Division of Enforcement has access to all information that the Registrant has provided to the Staff of the Division of Investment Management in its review of the PEA No. 67.

Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours,

/s/Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	Kathryn R. Williams, Esq.
Delaware Investments